June 14, 2018

Mark Brunhofer

Office of Healthcare & Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xeris Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 11, 2018
File No. 333-225191

Dear Mr. Brunhofer:

This letter is submitted on behalf of Xeris Pharmaceuticals, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed on June 11, 2018, as set forth in your letter, dated June 13, 2018 (the “Comment Letter”), to Paul Edick. Concurrently with the submission of this letter to the Staff, the Company is filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement with the Staff in response to the Staff’s comments.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement and the Company’s responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Use of Proceeds, page 60

1.	We note your disclosure that you intend to use some of the proceeds from this offering to conduct preclinical and clinical trials for ready-to-use diazepam and Pram-insulin. Please revise your disclosure to specify how far in the clinical development of ready-to-use diazepam and Pram-insulin you expect to reach using the proceeds from this offering.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosures on page 58.

Notes to Unaudited Interim Financial Statements

Note 4: Long-term Debt, page F-27

2.	Please revise your disclosure in the fourth paragraph on page F-28 to include the additional disclosure promised in your June 1, 2018 letter in response to comment 1 of our May 30, 2018 letter.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosures on page F-28.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (617) 570-1928, by facsimile transmission at (617) 801-8626 or by e-mail at jtheis@goodwinlaw.com.

Sincerely,

/s/ Joseph C. Theis, Jr.
Joseph C. Theis, Jr.

cc:	Paul Edick, Xeris Pharmaceuticals, Inc.
Mitchell S. Bloom, Goodwin Procter LLP

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